# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Magic Empire Global Ltd, CIK 0001881472
CUSIP: G5865E121
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0001493152-24-007393
Filed by CIK 0001934205
Persons authorized to receive notices and communications: Chen Sze Hon Johnson, 3/F, 8 Wyndham Street, Central, Hong Kong, Hong Kong (K3), 00000, 852-3577 8770

## Reporting persons
- Chen Sze Hon Johnson (CIK 0001934205): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Magic Empire Global Ltd
Address of issuer's principal executive offices: 3/F, 8 Wyndham Street, Central, Hong Kong, Hong Kong (K3), 00000

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On May 22, 2026, the Reporting Person entered into a share purchase agreement (the "Share Purchase Agreement") pursuant to which the Report Person sold an aggregate of 640,750 class A ordinary shares with no par value and 400,000 Class B ordinary shares with no par value of the Issuer. The Closing of the Share Purchase Agreement was on June 11, 2026. The foregoing descriptions of the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, which is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this Amendment No. 6 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 to 10 of the cover pages to this Amendment No. 6 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the past 60 days, the Report Person sold an aggregate of 640,750 Class A ordinary shares and 400,000 Class B ordinary shares at 0.7533 per share and 15.0659 per share, respectively.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 11, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Share Purchase Agreement

* Filed herewith

## Signatures
- Chen Sze Hon Johnson: /s/ Chen Sze Hon Johnson, Chen Sze Hon Johnson (06/15/2026)